Exhibit 99.2

Seabridge Gold Inc.

INTERIM REPORT TO SHAREHOLDERS AND

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND SIX MONTHS ENDED

JUNE 30, 2007

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Seabridge Gold Inc. for the three months and six months ended June 30, 2007 have been prepared by management and approved by the Board of Directors of the Company.

____________________________________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
Telephone: (416) 367-9292     Facsimile: (416) 367-2711    info@seabridgegold.net
www.seabridgegold.net

Seabridge Gold Inc.

Report To Shareholders
Quarter Ended June 30, 2007

2nd Quarter Highlights

•  15,000 meter core drill program begins at Kerr-Sulphurets designed to upgrade and expand Mitchell deposit
• Drill program commences at Noche Buena with initial results confirming southeast expansion of deposit
•  $27 million received from exercise of warrants
•  Share liquidity improves substantially on the American Stock Exchange

Projects

In June, Seabridge commenced a 15,000 meter core drill program at the Mitchell zone, one of at least three gold-copper porphyry deposits located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada. The 2007 program is designed to upgrade the existing 13.1 million ounce inferred gold resource and to pursue three targets which could substantially increase the size of the Mitchell deposit.

The 24 holes drilled at Mitchell during 2006 confirmed a continuously mineralized gold-copper deposit measuring 1,600 meters long, 800 meters wide and at least 300 to 400 meters thick. The drill results were incorporated into a National Instrument 43-101 compliant resource estimate for Mitchell yielding an initial inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold. Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The 2006 drill program did not find the limits of the deposit which remains open to the north, to the south (toward the Sulphurets deposit a distance of two kilometers), to the west and at depth.

The main objectives for the 2007 program are as follows:

(1)
Upgrade the inferred resource - Gold and copper grades in the 2006 drill results at Mitchell are remarkably consistent down hole, along and across strike. This homogeneity of grades and the lack of sharp grade contrasts across the Mitchell deposit probably resulted from regional events which affected the mineral system after its deposition. Seabridge is confident that a substantial portion of the inferred resource will be reclassified to indicated resources following the in-fill drilling planned for this summer.

(2)
Southern extension - The entire Mitchell zone appears to be open to the south. Both gold and copper grades for the most southern holes were above the average grades for the Mitchell deposit. Seabridge’s geologists believe it is possible that the Mitchell and Sulphurets deposits could be separately exposed portions of the same gold-copper mineralized zone or system, and the untested, blind area beneath the Sulphurets thrust fault offers attractive exploration potential.

(3)
Western extension– Four of the 2006 holes drilled to test the west side of the deposit failed to intersect significant mineralization. However, drill hole M-06-19 and historical drill hole S91-396 located further to the south of those holes re-entered mineralization similar to the Mitchell deposit suggesting that the west strike extension of the Mitchell deposit was off-set to the south and is preserved under the regional thrust fault

(4)	Other targets – The 2007 program will also test for northern and depth extensions.

Also during the second quarter, Seabridge commenced a reverse circulation program at its 100% owned Noche Buena project in Sonora, Mexico designed to expand the known resource by testing the following three targets within and adjacent to the existing deposit:

(1)
Deep potential under the existing resource. Past operators restricted their drilling on the property to a depth of  about 125 meters. Evidence from relogging of these previous drill holes (and by analogy to the La Herradura Mine) indicates that potential exists for multiple stacked ore zones on the property as deep as  300 meters.

(2)
Strike extensions of the existing resource. Geological and geophysical evidence suggest that the resource identified to date has not been fully delineated. The strike potential of the existing resource will be drill tested by off-setting previous well mineralized intersections.

(3)
A fault off-set of the existing resource. Seabridge’s geologists believe a fault may have off-set part of the deposit. The blind target is defined by projecting the known deposit beyond a proposed fault, and applying the fault’s derived displacement.

The Noche Buena program is now complete, consisting of 33 holes totalling approximately 8,000 meters. The first seven holes of the 2007 confirmed a southeast extension of the deposit with grades and thicknesses consistent with the known deposit and with each of the holes yielding gold mineralization in multiple stacked zones. Results from the remaining 26 holes will be announced when received and analyzed.

The Gold Market

The past several weeks, we have been treated to some of the most extraordinary developments we have seen in financial markets in many years. Gold has not yet expressed its response but, in our opinion, the stage has now been set for reinstatement of gold as a preferred investment in the months ahead.

Let’s return to first principles. Gold is an alternative to the three main asset classes of equities, bonds and real estate. When confidence is high in these three, gold fares poorly by comparison. When confidence in these three declines, gold shines.

Equities, bonds and real estate have performed well over the past 25 years, a crash in tech stocks notwithstanding. It is our contention that bubbles have developed in all three driven by the biggest bubble of all, in credit. Never have so many owed so much. An excess has developed in credit markets world wide for a number of mutually reinforcing reasons: cheap credit in plentiful supply; lending standards which have declined to the point of absurdity in some markets; too many years without a recession, lulling lenders and borrowers into complacency; financial innovation packaging and securitizing credit, removing the last vestiges of prudence and control while also eliminating market pricing and substituting mark-to-model valuations; financial rating agencies applying to these structured credits (often comprised of subprime no-doc mortgages and car loans) the AAA rating previously reserved for seven of America’s largest corporations; credit default swaps and other forms of quasi-insurance issued by unknown counterparties or undercapitalized insurers. All of this has enabled a massive increase in leverage.

It is this infrastructure which has enabled the simultaneous levitation of equities, bonds and real estate in the early 21st century, with the further assistance of the yen and Swiss franc carry trade in which loans made in these weak, low interest rate currencies have been used to fund speculation in the securities of strong currencies.

Real estate has been the first to fall. All it took was a slowdown in price inflation to cause the late-to-the-party, marginal borrower to default in record numbers. No leverage, no problem. But the leverage is immense, in hedge funds, brokerages and banks. Structured credit products designed for a mark-to-model world have had to be sold into illiquid markets to meet margin calls. At Bear, Stearns, several billion dollars disappeared overnight.

The naïve among us might suppose that the problem is the subprime mortgage default rate. In our view, it is not. The problem is system wide leverage at historic levels. This is how exponential growth in the credit markets has been maintained. This is how equities, bonds and real estate have developed into bubbles.

All eyes are now on the credit markets. After reaching historic lows in recent months, credit spreads have begun to widen. Liquidity appears to be on the decline. We have little doubt that central banks will come to the rescue with the one weapon at their disposal, additional liquidity, and we are confident that order will ultimately be restored. The consequences, we believe, will weaken public confidence in fiat currencies as a store of value. Savers and savings will be sacrificed to bail out debtors. And gold will move to center stage, a currency without a central bank, a store of value which cannot be printed or duplicated electronically, and an increasingly attractive alternative to equities, bonds and real estate.

It is not with pleasure that we survey the current uncertainty. However, we at Seabridge take some satisfaction from accomplishing our task of providing exceptional and growing leverage to the gold price for our shareholders and, we hope, helping them preserve precious capital in volatile times.

Financial Results

During the three month period ended June 30, 2007, Seabridge posted a net loss of $1,947,000 ($0.05 per share) compared to a loss of $1,134,000 ($0.03 per share) for the same period last year. At June 30, 2007 net working capital was $31,214,000 compared to $6,420,000 at December 31, 2006.

During the quarter ended June 30, 2007, Xstrata plc exercised 2.0 million share purchase warrants at C$13.50 per warrant for proceeds to the Company of C$27.0 million. These warrants were issued to Xstrata in 2006 as part of the Company’s repurchase of a 100% interest in the Kerr-Sulphurets project.

On Behalf of the Board of Directors,

signed “Rudi Fronk”

Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada
August 7, 2007

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
Three Months and Six Months Ended June 30, 2007

This Management’s Discussion and Analysis is dated August 7, 2007 and reflects the three-month and six-month periods ended June 30, 2007 and should be read in conjunction with the consolidated financial statements for the same periods and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2006. The Company also published an Annual Information Form and a Form 20-F report filed with the U.S. Securities and Exchange Commission which were both dated March 28, 2007.  These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company also acquired a 100% interest in the Noche Buena project.  As the price of gold has moved higher over the past several years, Seabridge commenced exploration activities and engineering studies at several of its projects.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories, the Kerr-Sulphurets property located in British Columbia and the Noche Buena property located in Mexico.  Seabridge’s common shares trade in Canada on the TSX Venture Exchange under the symbol “SEA” and in the United States on the American Stock Exchange under the symbol “SA”. In May and June 2007, outstanding share purchase warrants were exercised resulting in a $27 million inflow of cash to the Company.

Results of Operations
For the three month period ended June 30, 2007, the net loss was $1,947,000 or $0.05 per share compared to a loss of $1,134,000 or $0.03 per share in the same period of 2006.   In the 2007 period the loss was reduced by the recognition of income tax recoveries of $320,000.  The Company’s interest income from cash investments was  $155,000 up from $97,000 in the same period of 2006 due to the increased cash balances available to invest. Corporate and general expenses were higher in the 2007 period due to bonus payments and stock option compensation expenses valued at $1,144,000 resulting mainly from options granted in 2006 which partially vested in 2007.  Investor relations’ and mineral property search activities were lower in the current period compared to the 2006 period.

For the six month period ended June 30, 2007, the net loss was $2,733,000 or $0.08 per share compared to a profit of $176,000 or $0.01 per share in the same period of 2006.   For 2006, the profit reported was due to the recognition of income tax recoveries of $1,906,000 relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings. In the 2007 period the loss was reduced by the recognition of income tax recoveries of $320,000.  The Company’s interest income from cash investments was  $216,000 up from $181,000 in the same period of 2006 due to the increased cash balances available to invest. Corporate and general expenses were higher in the 2007 period due to bonus payments and stock option compensation expenses valued at $1,345,000 resulting mainly from options granted in 2006 which partially vested in 2007.  Investor relations’ and mineral property search activities were lower in the current period compared to the 2006 period.

Quarterly Information
Selected financial information for the first quarter of 2007 and each of the quarters for fiscal years 2006 and 2005:

	2nd Quarter Ended June 30, 2007	1st Quarter Ended March 31, 2007
Revenue	$ Nil	$ Nil
Loss for period	$ (1,947,000)	$ (786,000)
Loss per share	$ (0.05)	$ (0.02)

	4th Quarter Ended December 31, 2006	3rd Quarter Ended September 30, 2006	2nd Quarter Ended June 30, 2006	1st Quarter Ended March 31, 2006
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (1,598,000)	$ (1,878,000)	$ (1,134,000)	$ 1,310,000
Income (loss) per share	$ (0.05)	$ (0.06)	$ (0.03)	$ 0.04

	4th Quarter Ended December 31, 2005	3rd Quarter Ended September 30, 2005	2nd Quarter Ended June 30, 2005	1st Quarter Ended March 31, 2005
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Income (loss) for period	$ (807,000)	$ (389,000)	$ (384,000)	$ 423,000
Income (loss) per share	$ (0.03)	$ (0.01)	$ (0.01)	$ 0.01

The loss in the fourth quarter of 2005, the third quarter of 2006 and the second quarter of 2007 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.  The loss in the fourth quarter of 2006 was higher due to the write-down of an investment amounting to $749,000.

In each of the first quarters in the prior two years income has been recorded as a result of the recognition of income tax recoveries relating to the renouncing of Canadian Exploration Expenses to the investors of flow-through financings.

Mineral Interest Activities
For the six-month period ended June 30, 2007, the Company incurred expenditures of $2,220,000 on mineral interests compared to $8,732,000 in the same period of 2006 when extensive drilling had been completed at the Courageous lake project and the acquisition of the Noche Buena project.  During 2007, the Company acquired some additional mineral claims and project data at the Kerr-Sulphurets property costing $245,000 and commenced the 15,000 meter drilling program at the Mitchell zone.  At the Noche Buena project an 8,000 meter drilling program was completed.  Also during the period, an independent mineral resource estimate was completed for the Mitchell zone at Kerr-Sulphurets and other engineering and metallurgical studies were undertaken at Kerr-Sulphurets and at the Courageous Lake project.

During the balance of 2007, the Company will complete the major drilling program at Kerr-Sulphurets and is planning to update the 2005 Preliminary Estimate at Courageous Lake which will include a new mine plan and updated economic projections.  Also in 2007, drilling is planned for projects in Nevada.

Liquidity and Capital Resources
Working capital at June 30, 2007 was $31,214,000 compared to $6,420,000 at December 31, 2006.  The most significant part of the increase in working capital was the exercise of the two million share purchase warrants by Falconbridge Limited for proceeds of $27 million.  In addition, 778,000 stock options were exercised for proceeds of $1.9 million.  With the additional funds, the Company’s cash position is more than sufficient to provide for operating and exploration activities for the next few years and consequently it is looking at ways to utilize the funds to expand gold resources per common share.  The Company has stated in its business plan that it will not place properties into commercial production so funds are not required for capital costs.

Shares Issued and Outstanding
At August 7, 2007, the issued and outstanding common shares of the Company totalled 36,969,685.  In addition, there were 1,366,500 stock options granted and outstanding.  On a fully diluted basis, there would be 38,336,185 common shares issued and outstanding.

Related Party Transactions
During the six-month period ended June 30, 2007, a private company controlled by a director of the Company was paid $17,800 for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $216,000 for corporate consulting services rendered; and a third director was paid $9,100 for geological consulting services.

Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards which were effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 “Comprehensive Income”; Accounting Standards Section 3855 “Financial Instruments – Recognition and Measurement”; Accounting Standards Section 3861 “Financial Instruments – Presentation and Disclosure”; and,

Accounting Standards Section 3865 – Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated comprehensive income.  Adoption of these standards is on a prospective basis.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

August 7, 2007

SEABRIDGE GOLD INC.
Consolidated Balance Sheets
June 30, 2007 and December 31, 2006
(unaudited, 000's of Canadian dollars)

	June 30,	December 31,
Assets	2007	2006
Current Assets
Cash and cash equivalents	$30,628	$5,579
Cash held for exploration expenditures	-	207
Amounts receivable and prepaid expenses	1,150	904
Marketable securities (Note 2)	227	165
	32,005	6,855

Mineral Interests (Note 3)	55,482	53,262
Reclamation Deposits	1,270	1,070
Property and Equipment	175	57

	$88,932	$61,244

Liabilities
Current Liabilities
Accounts payable and accruals	$791	$435

Provision for Reclamation Liabilities	1,597	1,530
Future Income Tax Liabilities (Note 4)	887	-
	3,275	1,965
Shareholders' Equity
Share Capital (Note 4)	106,499	66,774
Stock Options (Note 4)	3,618	2,858
Share Purchase Warrants	-	11,436
Contributed Surplus	20	20
Deficit	(24,542)	(21,809)
Accumulated Other Comprehensive Income (Note 2)	62	-
	85,657	59,279

Subsequent Event - Note 7	$88,932	$61,244

On Behalf of the Board of Directors

"Rudi Fronk"	"James Anthony"
Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Consolidated Statements of Operations and Deficit
For the Periods Ended June 30, 2007 and 2006
(unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Administrative and General Expenses
Corporate and general	$2,343	$1,006	$3,152	$1,688
Interest income	(155)	(97)	(216)	(181)
Foreign exchange losses (gains)	79	225	117	223
Loss Before Income Taxes	(2,267)	(1,134)	(3,053)	(1,730)
Income tax recoveries (Note 4)	320	-	320	1,906
(Loss) Income for the Period	(1,947)	(1,134)	(2,733)	176
Deficit, Beginning of Period	(22,595)	(17,199)	(21,809)	(18,509)
Deficit, End of Period	$(24,542)	$(18,333)	$(24,542)	$(18,333)

(Loss) Income per Share - basic and diluted	$(0.05)	$(0.03)	$(0.08)	$0.01
Weighted Average Number of Shares Outstanding	35,423,685	33,602,018	34,783,185	32,893,519

Consolidated Statements of Comprehensive Income
For the Periods Ended June 30, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

(Loss) Income for the Period	$(1,947)	$(1,134)	$(2,733)	$176
Other Comprehensive Income (Note 2)
Unrealized gains on marketable securities	28	-	62	-
Comprehensive Income	$(1,919)	$(1,134)	$(2,671)	$176

Consolidated Statements of Accumulated Other Comprehensive Income
For the Periods Ended June 30, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Balance, Beginning of Period	$34	$-	$-	$-
Other comprehensive income (Note 2)	28	-	62	-
Balance, End of Period	$62	$-	$62	$-

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended June 30, 2007 and 2006
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Cash Provided from (Used for) Operations
(Loss) Income for the Period	$(1,947)	$(1,134)	$(2,733)	$176
Items not involving cash
Stock option compensation	1,144	327	1,345	366
Accretion	34	30	67	61
Amortization	5	-	6	1
Foreign exchange	42	-	67	-
Income tax recoveries	(320)	-	(320)	(1,906)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(82)	(75)	(88)	(94)
Accounts payable and accruals	150	69	27	(24)
	(974)	(783)	(1,629)	(1,420)
Investing Activities
Mineral interests	(1,412)	(10,329)	(2,108)	(11,416)
Property and equipment	(132)	-	(132)	(31)
Reclamation deposits	(200)	-	(200)	-
Marketable securities	-	(18)	-	(18)
Short-term deposits	-	4,462	-	4,872
	(1,744)	(5,885)	(2,440)	(6,593)
Financing Activities
Issue of share capital (Note 4)	28,842	12,323	28,911	12,555
Net Cash Provided	26,124	5,655	24,842	4,542
Cash and Cash Equivalents, Beginning of Period	4,504	3,208	5,786	4,321
Cash and Cash Equivalents, End of Period	$30,628	$8,863	$30,628	$8,863

Cash and Cash Equivalents, End of Period
Cash and cash equivalents	$30,628	$6,708	$30,628	$6,708
Cash for exploration expenditures	-	2,155	-	2,155
	$30,628	$8,863	$30,628	$8,863

SEABRIDGE GOLD INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(unaudited, in Canadian dollars, except where noted)

1.     Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2006.

2.     Changes in Accounting Policies
On January 1, 2007, the Company adopted the following Canadian Institute of Chartered Accountants accounting standards which were effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 “Comprehensive Income”; Accounting Standards Section 3855 “Financial Instruments – Recognition and Measurement”; Accounting Standards Section 3861 “Financial Instruments – Presentation and Disclosure”; and, Accounting Standards Section 3865 – Hedges”.  These sections require certain financial instruments and hedge positions to be recorded at fair value.  The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.  Adoption of these standards is on a prospective basis.

Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost.  All derivatives will be carried on the consolidated balance sheets at their fair value, including derivatives designated as hedges.  Unrealized gains and losses on effective cash flow hedges will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders’ Equity” on the consolidated balance sheets, while any gains or losses on ineffective hedges will be recognized in earnings.

3.     Mineral Interests
Expenditures on projects during the six-month periods ended June 30, 2007 and 2006 were as follows (000’s):

	Balance, Dec. 31, 2006	Expenditures Quarter 1, 2007	Expenditures Quarter 2, 2007	Balance, June 30, 2007
Courageous Lake	$ 20,375	$ 69	$ 309	$ 20,753
Castle Black Rock	430	-	17	447
Grassy Mountain	3,248	49	27	3,324
Hog Ranch	1,145	-	32	1,177
Kerr-Sulphurets	18,779	409	296	19,484
Quartz Mountain	442	-	9	451
Red Mountain	941	17	12	970
Pacific Intermountain Gold	2,488	1	252	2,741
Other Nevada projects	275	-	16	291
Noche Buena, Mexico	5,139	68	637	5,844
	$ 53,262	$ 613	$ 1,607	$ 55,482

	Balance, Dec. 31, 2005	Expenditures Quarter 1, 2006	Expenditures Quarter 2, 2006	Balance, June 30, 2006
Courageous Lake	$ 15,772	$ 2,219	$ 1,095	$ 19,086
Castle Black Rock	384	-	-	384
Grassy Mountain	3,106	71	27	3,204
Hog Ranch	1,074	13	34	1,121
Kerr-Sulphurets	527	-	23	550
Quartz Mountain	443	-	-	443
Red Mountain	773	12	20	805
Pacific Intermountain Gold	2,075	21	241	2,337
Other Nevada projects	213	-	17	230
Noche Buena, Mexico	29	49	4,890	4,968
	$ 24,396	$ 2,385	$ 6,347	$ 33,128

4.    Share Capital
(a)	Common shares were issued during the six-month period ended June 30, 2007 as follows:

	Shares	Amount (,000)
Balance, December 31, 2006	34,090,685	$ 66,774
For cash, exercise of stock options	778,000	1,911
For cash, exercise of share purchase warrants	2,000,000	27,000
Value of warrants and options exercised	-	12,021
Renunciation of flow-through share value (note)	-	(1,207)
Balance, June 30, 2007	36,868,685	$ 106,499

In January 2007, the Company renounced $3,656,250 (2006 - $5,278,750) in Canadian Exploration Expenses to investors of flow-through shares in 2006 and 2005, respectively.  The tax value of these renunciations has been recorded as a future tax liability and charged against share capital.  In the 2007 and 2006 periods, the Company had a valuation allowance which reduced the future income tax assets and therefore a portion of the valuation allowance was reduced and income tax recoveries recognized in the statement of operations in the amount of $320,000 for 2007 and  $1,906,000 for 2006.

(b)	Stock Options
During the six-month period ended June 30, 2007, 30,000 five-year options and 30,000 one-year options were granted to consultants at a weighted average exercise price of $15.22 each.  The five-year options vest in one year and the one-year options vested immediately.

The fair value of the 60,000 options which were granted in 2007 has been estimated using a Black Scholes option-pricing model using the following weighted average assumptions and resulted in a total expense of $289,000 of which $193,000 has been expensed and the balance will be expensed over the vesting period:

Dividend yield	Nil
Expected volatility	56%
Risk free rate of return	4.2%
Expected life of options	2 years

A summary of the status of the plan at June 30, 2007 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2006	2,185,500	$2,858,000
Granted	60,000	193,000
Exercised	(778,000)	(585,000)
Value of 2006 options vested	-	1,152,000
Outstanding, June 30, 2007	1,467,500	$3,618,000

During the six-month period ended June 30, 2007, the $18 vesting provisions for 291,667 of the two-tiered 2006 option grants were met.  Subsequent to the end of the period, the $21 vesting provisions on the remaining 291,666 of the two-tiered 2006 option grants were met.

5.    Related Party Transactions
During the six-month period ended June 30, 2007, a private company controlled by a director of the Company was paid $17,800(Quarter 2 - $8,200) (2006 - $17,000 and $8,400) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $216,000 (Quarter 2 - $180,000) (2006 - $72,000 and $36,000) for corporate consulting services rendered and a third director was paid $9,100 (Quarter 2 - $4,400 (2006 - $9,100 and $4,500) for geological consulting services.

6.    Commitments
The Company is committed to payments for an operating lease for business premises as follows:

2007	$51,000
2008	$101,000
2009	$101,000
2010	$101,000
2011	$34,000

7.    Subsequent Event
Subsequent to the end of the period, 101,000 stock options were exercised for proceeds of $677,000.